EXHIBIT 99.1

Internet Gold-Golden Lines Ltd.

(the “Company”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Immediate report

Dear Sir or Madam,

Further to previous reports, the Company hereby provides notification that the trustee for the Debentures (Series C) issued by the Company has, in accordance with the Indenture, summoned a meeting of holders of Debentures (Series C) for March 24, 2019, in which the holders will be asked to vote on their position regarding a demand for immediate repayment of the Company's debt to them. Such meeting is convened after the special majority (75%) required under the terms of the Indenture was not achieved at an earlier meeting that was summoned. The special majority is required in order to instruct the trustee to refrain from convening such a meeting.

Holders of the Debentures (Series D) issued by the Company instructed the trustee, at a meeting of February 17, 2019, to refrain from convening a meeting at which the agenda is the demand for immediate repayment of the Company’s debt to them.

The Company also provides notice that in their decision, holders of Debentures (Series C) resolved not to approve for the Company the deferral of the date of principal and interest payments in respect of the debentures (which also constitutes the final repayment date for the Debentures) from March 10, 2019, to April 10, 2019, after the proposal to defer such date did not receive the required majority (75%).

Concurrently, holders of the Debentures (Series D) resolved to approve for the Company a deferral of the next interest payment in respect of the Company's debentures, in such a manner that the record date will be deferred from March 3, 2019 to April 3, 2019, and the payment date will be postponed from March 15, 2019 to April 15, 2019.

Forward-Looking Statements

This Report may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Internet Gold – Golden Lines Ltd.’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.